SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of December 31, 2013 together with Independent Auditors’ Review Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 TOGETHER WITH INDEPENDENT AUDITORS’ REPORT.

BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	2,063,190	1,879,430
Due from banks and correspondents	10,782,106	6,715,530

Argentine Central Bank (BCRA)	10,546,478	6,581,691
Other local	2,795	267
Foreign	232,833	133,572

	12,845,296	8,594,960

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	1,982,038	1,829,927
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	1,408,487	2,201,676
Investments in listed private securities (Exhibit A)	90	187
Less: Allowances (Exhibit J)	196	188

	3,390,583	4,031,766

C. LOANS:
To government sector (Exhibits B, C and D)	40,915	35,067
To financial sector (Exhibits B, C and D)	2,879,947	2,348,305

Interfinancial – (Call granted)	280,000	175,319
Other financing to local financial institutions	2,172,548	1,795,844
Interest and listed-price differences accrued and pending collection	427,399	377,142

To non financial private sector and residents abroad (Exhibits B, C and D)	32,740,843	25,632,160

Overdraft	6,552,258	5,097,179
Discounted instruments	5,476,961	4,240,993
Real estate mortgage	1,243,900	877,775
Collateral Loans	1,178,092	783,253
Consumer	5,998,691	4,772,722
Credit cards	7,429,187	4,729,243
Other	4,446,498	4,785,893
Interest and listed-price differences accrued and pending collection	547,469	418,515
Less: Interest documented together with main obligation	132,213	73,413

Less: Allowances (Exhibit J)	680,651	497,041

	34,981,054	27,518,491

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	624,368	537,997
Amounts receivable for spot and forward sales to be settled	260,046	931
Instruments to be received for spot and forward purchases to be settled	72,567	18
Unlisted corporate bonds (Exhibits B, C and D)	9,713	15,973
Non-deliverable forward transactions balances to be settled	8,266	9,424
Other receivables not covered by debtor classification regulations	4,135	404
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	172,342	121,266
Less: Allowances (Exhibit J)	1,209	950

	1,150,228	685,063

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,699,070	1,064,322
Interest accrued pending collection (Exhibits B, C and D)	20,692	14,557

Less: Allowances (Exhibit J)	21,186	12,400

	1,698,576	1,066,479

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	316,688	208,242
Other (Note 5.a.) (Exhibit E)	143,411	120,023

	460,099	328,265

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,276,095	1,072,722
Other interest accrued and pending collection	3,478	6,114
Less: Allowances (Exhibit J)	277,334	293,320

	1,002,239	785,516

H. PREMISES AND EQUIPMENT (Exhibit F):	704,406	619,441

I. OTHER ASSETS (Exhibit F):	646,702	26,294

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	120,637	117,193

	120,637	117,193

K. SUSPENSE ITEMS:	5,291	10,630

TOTAL ASSETS:	57,005,111	43,784,098

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	2,780,304	2,122,608
Financial sector	45,961	18,787
Non financial private sector and residents abroad	40,948,509	32,029,647

Checking accounts	9,958,520	8,806,002
Savings deposits	11,903,124	9,816,292
Time deposits	17,914,786	12,634,057
Investments accounts	4,027	6,929
Other	916,985	639,281
Interest and listed-price differences accrued payable	251,067	127,086

	43,774,774	34,171,042

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	93,746	51,936

Other	93,746	51,936

Banks and International Institutions	106,178	262,770
Unsubordinated corporate bonds (Exhibit I)	621,357	334,093
Amounts payable for spot and forward purchases to be settled	63,298	18
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	273,672	926
Financing received from Argentine financial institutions (Exhibit I)	—,—	750

Other financing from local financial institutions	—,—	750

Non-deliverable forward transactions balances to be settled	46,755	702
Other (Note 5.c.) (Exhibit I)	2,525,646	1,881,133
Interest and listed-price differences accrued payable (Exhibit I)	24,319	10,943

	3,754,971	2,543,271

N. OTHER LIABILITIES:

Other (Note 5.d.)	1,666,844	1,360,425

	1,666,844	1,360,425

O. ALLOWANCES (Exhibit J):	622,704	557,417

P. SUSPENSE ITEMS:	29,638	20,007

TOTAL LIABILITIES:	49,848,931	38,652,162

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	7,156,180	5,131,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	57,005,111	43,784,098

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012
DEBIT ACCOUNTS

Contingent
– Borrowings (unused balances)	—,—	43,950
– Guaranties received	9,731,412	6,007,360
– Contra contingent debit accounts	1,290,370	896,169

	11,021,782	6,947,479

Control
– Receivables classified as irrecoverable	421,809	362,814
– Other (Note 5.e.)	153,376,373	65,918,830
– Contra control debit accounts	1,523,153	1,639,047

	155,321,335	67,920,691

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	5,414,377	3,452,819
– Interest rate SWAP	1,520,738	1,111,157
– Contra derivatives debit accounts	1,871,743	2,865,678

	8,806,858	7,429,654

For trustee activities
– Funds in trust	6,582	6,585

	6,582	6,585

TOTAL	175,156,557	82,304,409

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	453,478	322,959
– Guaranties provided to the BCRA	191,303	131,094
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	287,575	188,521
– Other guaranties given non covered by debtor classification regulations	158,783	177,080
– Other covered by debtor classification regulations (Exhibits B, C and D)	199,231	76,515
– Contra contingent credit accounts	9,731,412	6,051,310

	11,021,782	6,947,479

Control
– Items to be credited	1,186,195	1,404,173
– Other	336,958	234,874
– Contra control credit accounts	153,798,182	66,281,644

	155,321,335	67,920,691

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	1,871,743	2,865,678
– Contra derivatives credit accounts	6,935,115	4,563,976

	8,806,858	7,429,654

For trustee activities
– Contra credit accounts for trustee activities	6,582	6,585

	6,582	6,585

TOTAL	175,156,557	82,304,409

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012
A. FINANCIAL INCOME

Interest on cash and due from banks	54	—,—
Interest on loans to the financial sector	467,408	410,956
Interest on overdraft	1,263,678	726,040
Interest on discounted instruments	786,773	543,602
Interest on real estate mortgage	164,783	119,883
Interest on collateral loans	232,203	150,227
Interest on credit card loans	995,086	625,692
Interest on other loans	2,173,470	1,618,942
Interest on other receivables from financial transactions	40,771	36,376
Interest on financial leases	225,846	153,755
Income from secured loans – Decree 1387/01	8,840	6,388
Net income from government and private securities	344,028	633,088
Net income from options	—,—	255
Indexation by benchmark stabilization coefficient (CER)	133,323	129,120
Gold and foreign currency exchange difference	585,180	186,584
Other	588,581	240,838

	8,010,024	5,581,746

B. FINANCIAL EXPENSE

Interest on savings deposits	14,772	11,148
Interest on time deposits	2,370,791	1,529,914
Interest on interfinancial financing (call received)	5,130	2,191
Interest on other liabilities from financial transactions	68,894	79,679
Other interest	7,611	5,885
Indexation by CER	104	157
Contribution to the deposit guarantee fund	62,860	52,624
Other	488,927	274,561

	3,019,089	1,956,159

GROSS INTERMEDIATION MARGIN – GAIN	4,990,935	3,625,587

C. ALLOWANCES FOR LOAN LOSSES	431,467	242,753

D. SERVICE CHARGE INCOME

Related to lending transactions	1,131,891	770,651
Related to liability transactions	1,132,941	909,719
Other commissions	103,168	89,315
Other (Note 5.f.)	725,834	548,009

	3,093,834	2,317,694

E. SERVICE CHARGE EXPENSE

Commissions	595,319	449,267
Other (Note 5.g.)	313,972	202,729

	909,291	651,996

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012

F. ADMINISTRATIVE EXPENSES

Payroll expenses	2,178,057	1,738,583
Fees to Bank Directors and Supervisory Committee	3,595	2,712
Other professional fees	48,396	34,769
Advertising and publicity	170,663	144,625
Taxes	326,425	225,035
Fixed assets depreciation	100,649	86,720
Organizational expenses amortization	48,961	40,722
Other operating expenses	549,151	417,466
Other	412,539	315,168

	3,838,436	3,005,800

NET GAIN FROM FINANCIAL TRANSACTIONS	2,905,575	2,042,732

G. OTHER INCOME

Income from long-term investments	163,864	122,253
Punitive interests	13,420	8,323
Loans recovered and reversals of allowances	132,763	60,308
Other (Note 5.h.)	123,749	266,576

	433,796	457,460

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	32	33
Charge for uncollectibility of other receivables and other allowances	155,534	349,226
Amortization of difference arising from judicial resolutions	40,472	19,251
Depreciation and losses from miscellaneous assets	395	376
Other (Note 5.i)	84,494	57,327

	280,927	426,213

NET GAIN BEFORE INCOME TAX	3,058,444	2,073,979

I. INCOME TAX (Note 4.1)	1,034,200	810,300

NET INCOME FOR THE FISCAL YEAR	2,024,244	1,263,679

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

2013								2012
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total

1. Balance at beginning of fiscal year	536,878	182,511	312,979	1,243,136	1,592,753	1,263,679	5,131,936	3,868,257

2. Stockholders’ Meeting held on April 9, 2013

– Legal reserve	—,—	—,—	—,—	252,736	—,—	(252,736)	—,—	—,—
– Voluntary reserve for future distributions of income	—,—	—,—	—,—	—,—	1,010,943	(1,010,943)	—,—	—,—

3. Net income for the fiscal year	—,—	—,—	—,—	—,—	—,—	2,024,244	2,024,244	1,263,679

4. Balance at the end of the fiscal year	536,878	182,511	312,979	1,495,872	2,603,696	2,024,244	7,156,180	5,131,936

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	9,120,988 (1)	6,667,627 (1)
Cash and cash equivalents at the end of the fiscal year	13,604,191 (1)	9,120,988 (1)

Net increase in cash and cash equivalents	4,483,203	2,453,361

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
– Government and private securities	973,722	2,152,905
– Loans	(24,358)	(468,085)

to financial sector	(236,884)	(55,559)
to non-financial public sector	186	16,089
to non-financial private sector and residents abroad	212,340	(428,615)
– Other receivables from financial transactions	(86,880)	(72,812)
– Receivables from financial leases	(632,097)	(186,718)
– Deposits	6,667,241	3,016,036

to financial sector	27,174	(25,095)
to non-financial public sector	654,084	1,013,503
to non-financial private sector and residents abroad	5,985,983	2,027,628
– Other liabilities from financial transactions	693,553	134,936

Financing from financial or interfinancial sector (call received)	—,—	(110,200)
Others (except liabilities included in Financing Activities)	693,553	245,136
Collections related to service charge income	3,087,984	2,313,876
Payments related to service charge expense	(907,916)	(652,634)
Administrative expenses paid	(3,596,412)	(2,815,243)
Organizational and development expenses paid	(46,985)	(36,188)
Net collections from punitive interest	13,388	8,290
Differences from judicial resolutions paid	(40,472)	(19,251)
Collections of dividends from other companies	33,692	37,264
Other collections related to other income and expenses	124,301	257,619

Net cash flows provided by operating activities	6,258,761	3,669,995

Investment activities

Net payments from premises and equipment	(185,371)	(126,300)
Net collections from other assets	(621,046)	(1,366)
Other payments from investment activities	(239,849)	(286,728)

Net cash flows used in investment activities	(1,046,266)	(414,394)

Financing activities

Net collections / (payments) from:
– Unsubordinated corporate bonds	287,264	148,900
– Argentine Central Bank	41,482	33,463

Other	41,482	33,463
– Banks and international agencies	(156,592)	(300,568)
– Financing received from local financial institutions	(750)	(757)
Other payments related to financing activities	(900,750)	(683,278)

Net cash flows used in financing activities	(729,346)	(802,240)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—,—

Net increase in cash and cash equivalents	4,483,203	2,453,361

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 245-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.93% of the corporate stock as of December 31, 2013.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement		Amount	Total

Capital Stock as of December 31, 2008:				471,361

03-27-2009	10-05-2009		(1)	65,000	536,361
03-30-2011	09-14-2011		(2)	517	536,878	(3)
03-26-2012			(4)	50,410
03-26-2012			(4)	(50,410)	536,878

(1)	For payment of share dividend.
(2)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).
(4)	Due to the merger of Inversora Otar S.A. into BBVA Francés. The issuance of 50,410,182 shares will take place as soon as the merger has been registered with the Public Registry of Commerce and immediately afterwards, BBVA Francés will cancel the 50,410,182 shares that it owns (see note 1.3).

1.3 Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares will be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés will cancel the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to fix April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. As of the date of issuance of these financial statements, the registration with the RPC is pending.

Additionally, and as a result of the above-mentioned merger by absorption, BBVA Francés took over Aplica Soluciones Argentina S.A. Following this company’s liquidation proceedings, on December 21, 2012, BBVA Francés received 2,602 representative of its ownership interest in the referred company. On September 2, 2013, this company was de-registered from the Supervisory Board of Companies (IGJ).

1.4 Registration with CNV as Settlement and Clearing Agent and Broker-Dealer – comprehensive

The new Capital Markets Law No. 26,831, signed into law on December 28, 2012 and then regulated by CNV’s General Resolution No. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution No. 622/13. On December 17, 2013, the Bank filed the application for registration as a “Settlement and Clearing Agent and Broker-Dealer – Comprehensive”. This category comprises all the agents involved in settling and clearing trades executed for their own accounts and for the accounts of others and who also choose to offer trade clearing and settlement services to other registered Broker-Dealers.

1.5 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid – in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

According to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and according to CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

2.2 Comparative information

In accordance with BCRA Communication “A” 4265, the financial statements include the comparative information as of December 31, 2012.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2013 and 2012, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

•	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2013 and 2012. Differences in listed prices were credited/charged to income for each fiscal year.

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2013 and 2012, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•	Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2013 and 2012. Differences in listed prices were charged to income for each fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2013 and 2012, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realization values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2013 and 2012, receivables and payables have been adjusted to the CER as follows:

•	Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2013 and 2012.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

•	Securities: with Holdings booked at fair value and Instruments issued by BCRA at fair value: as of December 31, 2013, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2013 and 2012.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2013 and 2012.

j)	Receivables from financial leases:

As of December 31, 2013 and 2012, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•	BBVA Francés Valores S.A.(formerly, BBVA Francés Valores Sociedad de Bolsa S.A.), Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: were valued by applying the equity method at the end of each fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint basis.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2013 and 2012 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,418,983 and 1,378,511, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of December 31, 2013 and 2012, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of December 31, 2013, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2013 and 2012.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

•	As of December 31, 2013 and 2012, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of December 31, 2013 and 2012, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each fiscal year on those dates is as follows:

	12-31-2013	12-31-2012

Net income for the fiscal year	2,024,244	1,263,679
Earning per share for the fiscal year – (stated in pesos)	3.77	2.35

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fical years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine generally accepted accounting principles.

The main differences between the regulations of the BCRA and the Argentine generally accepted accounting principles are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 231,100 and 256,900 as of December 31, 2013 and 2012, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of December 31, 2013 and 2012, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 38,533 and would have increased in 8,940, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2013 and 2012 would have been 47,473 (loss) and 24,958 (income), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2013 and 2012, the Bank recorded 1,034,200 and 810,300, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of December 31, 2013 and 2012, the Bank has booked 435,831 and 408,136, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2013 and 2012, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 231,100 and 256,900, respectively. Such amounts are made up as follows:

	12-31-2013	12-31-2012

Deferred tax assets	412,100	453,500
Deferred tax liabilities	(181,000)	(196,600)

Net deferred assets	231,100	256,900
Allowance	(231,100)	(256,900)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of December 31, 2013 and 2012, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution No. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

b)	On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank lodged an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2013	12-31-2012

a) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	95,199	82,921
In other non-controlled companies- unlisted	29,302	20,045
In non-controlled companies-supplementary activities	18,910	17,057

Total	143,411	120,023

	12-31-2013	12-31-2012

b) OTHER RECEIVABLES

Prepayments	309,864	163,937
Guarantee deposits	309,390	290,105
Tax prepayments (1)	252,455	271,226
Miscellaneous receivables	207,941	155,070
Loans to personnel	189,700	188,260
Other	6,745	4,124

Total	1,276,095	1,072,722

(1)	As of December 31, 2013 and 2012, it includes the deferred tax asset for 231,100 and 256,900, respectively (see note 4.1.).

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	1,193,215	757,046
Other withholdings and collections at source	457,110	418,158
Collections and other operations for the account of third parties	342,912	258,616
Money orders payable	327,967	197,243
Pending Banelco debit transactions	120,570	105,288
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	46,882	46,520
Social security payment orders pending settlement	6,484	7,547
Loans received from Interamerican Development Bank (IDB)	3,229	8,204
Other	27,277	82,511

Total	2,525,646	1,881,133

d) OTHER LIABILITIES

Accrued taxes	608,584	517,121
Miscellaneous payables	494,208	467,344
Accrued salaries and payroll taxes	394,268	301,854
Amounts collected in advance	169,278	73,173
Other	506	933

Total	1,666,844	1,360,425

e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	121,633,179	41,951,890
Items in safekeeping	26,281,408	20,087,305
Checks not yet credited	3,347,400	2,756,890
Collections items	686,371	495,183
Checks drawn on the Bank pending clearing	602,976	515,628
Cash in custody on behalf of the BCRA	52,144	—,—
Other	772,895	111,934

Total	153,376,373	65,918,830

	12-31-2013	12-31-2012

f) SERVICE CHARGE INCOME

Commissions for hiring of insurances	344,919	250,370
Rental of safe-deposit boxes	110,934	95,101
Commissions for loans and guaranties	99,525	82,044
Commissions on debit and credit cards	42,413	21,381
Commissions for transportations of values	22,338	17,250
Commissions for escrow	19,764	10,348
Commissions for capital market transactions	12,224	7,622
Commissions for salary payment	9,444	9,475
Commissions for trust management	1,432	1,378
Other	62,841	53,040

Total	725,834	548,009

g) SERVICE CHARGE EXPENSE

Turn-over tax	237,148	146,495
Insurance paid on lease transactions	59,405	35,614
Other	17,419	20,620

Total	313,972	202,729

h) OTHER INCOME

Interest on loans to personnel	28,692	26,537
Income from the Credit Card Guarantee Fund	24,488	16,559
Related parties expenses recovery	22,758	17,451
Rent	2,331	2,175
Gain from the sale of premises and equipment and other assets	477	43,578
Deferred income tax (1)	—,—	147,300
Other	45,003	12,976

Total	123,749	266,576

(1)	As of December 31, 2012, offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

i) OTHER EXPENSE

Deferred income tax (2)	25,800	—,—
Donations	13,645	11,645
Insurance losses	9,015	6,237
Turn-over tax	8,429	6,396
Private health insurance for former employees	7,953	7,000
Other	19,652	26,049

Total	84,494	57,327

(2)	Offset with a charge for the same amount in “Loans recovered and reversals of allowances” account, under Other income item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defences, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect.

7.	RESTRICTIONS ON ASSETS

As of December 31, 2013 and 2012, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 191,290 in bonds issued by the Argentine Government in us dollars maturing in 2017 and 131,081 in bonds issued by the Argentine Government maturing in 2014, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)	The Bank appropriated 7,754 in peso-denominated fixed rate Argentine Central Bank Bills and 4,053 in Secured Bonds due 2020 as of December 31, 2013 and 37,122 in bonds issued by the Argentine Government maturing in 2014 as of December 31, 2012, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 146,915 and 139,895, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 763,876 and 652,822, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2013 and 2012, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2013	2012	2013	2012	2013	2012

BBVA	21,976	38,153	53,269	27,174	26,740	103,742
BBVA Francés Valores S.A (formerly, BBVA Francés Valores Sociedad de Bolsa S.A)	—,—	—,—	4,583	2,066	10,661	5,355
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	24,513	416	49,339	61,582
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	243	234	23,765	27,987	42,548	25,293
BBVA Consolidar Seguros S.A.	18,314	14,380	23,972	25,898	—,—	—,—
PSA Finance Argentina Cía. Financiera S.A.	1,054,573	899,724	8,760	7,860	373,879	272,500
Rombo Cía. Financiera S.A.	1,063,677	735,300	9,733	1,623	524,802	330,725

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 10.2394% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of December 31, 2013 and 2012, the assets of Diagonal Trust amount to 2,405 and 2,409, respectively, considering its recoverable value.

The Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,177 and 4,176 as of December 31, 2013 and 2012, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2. Non Financial Trusts

The Bank acts as trustee in 17 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 99,373 and 105,824 as of December 31, 2013 and 2012, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

On June 23, 2011, the Bank approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to $ 250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the grant of personal loans.

On November 9, 2011, the Bank approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On April 18, 2012, the Bank approved the issuance of Class 3 of its Corporate Bonds under the Program for a principal amount not in excess of $ 300,000,000. On September 7, 2012, placement of such Class 3 Corporate Bonds was declared vacant.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On May 9, 2013 the Bank decided to increase the maximum amount of the issuance up to $ 300,000,000. On July 31, 2013, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 250,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.69% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On August 8, 2013, the Bank approved the issuance of Class 6 and 7 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On November 8, 2013, the Bank issued Class 6 and 7 of its Corporate Bonds, which were fully subscribed and paid in for 121,357 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.25% per annum, with quarterly interest payments and for 250,000 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4.24% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

As of December 31, 2013 and 2012, the outstanding principal and accrued interest amounts to 644,164 (in connection with Class 4, 6 and 7 of the Corporate Bonds) and 341,395 (in connection with Class 1 and 2 of the Corporate Bonds), respectively.

Besides, on November 26, 2013, the Bank approved the issuance of Class 8 and 9 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On February 11, 2014, the Bank issued Class 8 and 9 of its Corporate Bonds, which were fully subscribed and paid in for 258,880 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.8% per annum, with quarterly interest payments and for 145,116 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4.7% per annum, with quarterly interest payments, respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2013:

a)	Interest rate swaps for 1,412,963 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 65,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 22,019 as income for the fiscal year.

The estimated fair value of said instruments amounts to 35,388 (Liability). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 1,477,963.

b)	Interest rate swap for 42,775 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate SWAP” for 42,775.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,414,377 and 1,871,743, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 465,650 as income for the fiscal year.

d)	Forward sales due to BCRA Bills and Notes repurchase agreements for 175,277 and due to Government securities for 5,103, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 45,601 as income for the fiscal year.

e)	The Bank does not carry any balances associated to reverse repos in force at December 31, 2013. However, the transactions conducted at December 31, 2013 have yielded a 2,133 loss at the end of the fiscal year.

II.	Transactions as of December 31, 2012:

a)	Interest rate swaps for 1,062,151 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 18,845 as income for the fiscal year.

The estimated fair value of said instruments amounts to 11,654 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 1,062,151.

b)	Interest rate swap for 49,006 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate SWAP” for 49,006.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 3,452,819 and 2,865,678, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 58,806 as income for the fiscal year.

d)	The Bank does not carry balances from transactions involving options outstanding as of December 31, 2012. However, the transactions conducted as of December 31, 2012 have generated the amount of 255 as income for the fiscal year.

e)	The Bank does not carry any balances associated to repos or reverse repos in force at December 31, 2012. However, the transactions conducted at December 31, 2012 have yielded a 68,782 income and a 1,485 loss, respectively, at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1 Compliance with the requirements to act as agent in the Over-the-counter Market

As of December 31, 2013 and 2012, the Bank’s Stockholders’ Equity exceeds the minimum requested by the regulator.

13.2 Investment Funds custodian

As of December 31, 2013 and 2012, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 1,499,521 and 1,461,374, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts – Debit Accounts – Control – Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	12-31-2013	12-31-2012
FBA Acciones Globales (**)	47,620	53,791
FBA Total	20,817	19,087
FBA Renta (**)	20,537	19,944
FBA Renta Pesos	1,460,275	1,497,666
FBA Renta Dólares (**)	5,971	6,205
FBA Bonos Latinoamericanos	26,211	18,505
FBA Calificado	126,513	83,006
FBA Internacional	4,558	947
FBA Ahorro Dólares (**)	14,092	14,745
FBA Renta Fija (**)	14,373	20,456
FBA Ahorro Pesos	541,736	444,287
FBA Renta Premium (**)	8,866	10,805
FBA Europa (*)	—,—	6,732
FBA Horizonte	47,322	31,008
FBA EEUU (*)	—,—	19,801
FBA Renta Corto Plazo (**)	316	471
FBA Acciones Latinoamericanas	41,623	24,116
FBA Bonos Argentina	5,096	7,648
FBA Brasil (*)	—,—	25,131
FBA México	—,—	92
FBA Commodities	—,—	66
FBA Acciones Argentinas	468	265
FBA Bonos Globales	117	88

Total	2,386,511	2,304,862

(*)	During March and April of fiscal year 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (“the Managing Company”) decided to start the process of liquidation of these Investment Funds pursuant to CNV Resolution No. 617/13. As of the date of issuance of these financial statements, the Managing Company had paid off all the amounts due to the holders of shares in these funds.
(**)	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión decided to start the process of liquidation of FBA Renta Dólares, FBA Ahorro Dólares, FBA Renta Fija, FBA Renta Premium and FBA Renta Corto Plazo on August 30, 2013 and of FBA Acciones Globales and FBA Renta on September 2, 2013.

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 404,849 currently included under Unappropriated earnings to the Legal Reserve.

b)	In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2013:

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	224,634
BCRA Checking Account	5,357,009
Franchises	81,944

TOTAL	5,663,587

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	26,411
BCRA Checking Account	5,147,476

TOTAL	5,173,887

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	40,957

TOTAL	40,957

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-13	12-31-12	12-31-11

a) Cash and due from banks	12,844,259	8,594,068	6,344,061

b) Government securities	88,812	100,301	77,873

c) Loans to financial sector, call granted maturity date less than three months as from the end of each fiscal year	671,120	426,619	245,693

CASH AND CASH EQUIVALENTS	13,604,191	9,120,988	6,667,627

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each period or fiscal year date.

17.	RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Global Management and Technical area and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up and Policies and Tools. In turn, the Recoveries division includes areas specializing in severity mitigation, further split into Legal actions for debt recovery, Personalized debt recovery efforts and Debt recovery efforts for specific segments.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers in order to streamline minor transactions. These powers are also arranged by ratings and amounts.

Any exceptions to the policies currently in force are dealt with by the Risk Management Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Wholesale Banking portfolios management, respectively. The application of this methodology leads to the calculation of the likelihood of default and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

In the year 2013, the Rating model used to assess customers in Enterprise and Wholesale Banking portfolios evolved toward higher sensitivity. As concerns Enterprise Banking, a sector-based model was implemented to categorize customers into one of the four sectors of activities chosen (agribusiness, industrial, retail and services). Ratios have been allocated different scores depending on the sector. In addition, in the case of Wholesale Banking, there has been a model shift, toward one pursuing a global solution under consistent criteria incorporating the sector axis. This model provides for differential sector treatment, multiple-sector and multiple-geography activities, headquarters/affiliates adjustments and sovereign risk adjustments including sectorial “templates” used by Standard & Poors in a technological platform – Risk Analyst – provided by Moody’s.

In 2013, Retail Risks re-estimated the scoring models applied to reactive products. This resulted in more finely tuned discrimination abilities. As concerns proactive offerings, quality is monitored throughout the life of the offering.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

•	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

•	Adequate and sufficient guarantees must to allow the loans recovery.

•	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

•	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

•	The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

•	Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b)	Financial Risk and Reporting

This is the unit in charge of controlling financial risk management (that is, market risk and structural risk). In addition, this area is responsible for measuring and following up on net fund requirements in different scenarios, including stress scenarios.

Market Risk

The Bank’s business model is customer-centric. The Bank’s exposure to activities for its own account has shrunk in line with BBVA Francés’s risk appetite.

During 2013, BBVA Francés reinforced its strategy by focusing its trading activities on customers and sought to maintain hedged positions in futures and forwards as well as in liquid assets when it came to fixed-income.

To manage the market risk inherent in BBVA Francés’s positions, the tool used is VaR (“Value at Risk”) which happens to be the basic measure to control risks: it estimates, subject to a given confidence level, the maximum loss that can be incurred in the market positions of a portfolio in a given time horizon. The confidence level used in VaR calculations at BBVA Francés is 99% and the time horizon is one day. A historical 2-year period is used. The market risk limit structure at BBVA Francés establishes schemes with VaR limits, sub-limits and alerts and the capital-at-risk exposed to market risk for each business unit.

The above is accompanied by daily stress tests. These estimate the maximum loss expected when the volatility intrinsic in historical crisis scenarios or economic stressors is applied to the outstanding portfolio. On the subject of economic stressors, in addition to calculating maximum expected loss, limits are checked to anticipate and mitigate excesses.

Besides, tests are run to check model validity. Back-testing processes are run every month to verify whether the daily results for the month are within the brackets determined by VaR and to identify the exceptions arising in the period.

The Market Risk area is equally responsible for obtaining and disseminating all the prices with an impact on the trading and structural portfolios and on all of BBVA Francés’ areas on a daily basis. This is achieved through the use of tools and automatic processes that are controlled and adjusted every day to ensure that results are adequate. Besides, the area undertakes a valuation of all the securities in which BBVA Francés’ portfolios hold positions and of the securities that are held for custody from clients.

Finally, Market Risks checks and monitors credit risk in all the transactions conducted by the Treasury. Using different tools, a verification is performed of each transaction and the risk assumed with each counterparty to stay away from concentration and to diversify potential risk factors.

Liquidity and Funding Risk

The aim of structural liquidity management is that the Group’s recurring activities should be funded in optimum conditions of terms and cost and that no undesired liquidity risks are assumed.

At BBVA Francés, liquidity and funding management constitutes an essential part of the business strategy and furnishes it with a competitive advantage.

The main basic metrics used to control liquidity risk include:

•	Self-funding ratio: the metrics known as “Loan to Score Credits Deposits (LtSCD)” provides information about balance sheet funding structure for a given period. These ratios are prepared on a consolidated basis as well as in each one of the functional currencies used in the Entity’s operations and they provide information as well as adjustment to the risk appetite defined vis-à-vis a desirable funding structure.

•	Net short-term funding: this parameter strives toward determining reasonableness in the balance sheet funding structure. And based on that criterion, a detailed follow-up is performed of the funding sources that deviate from those considered stable by corporate criteria. Thus, the deposits that carry higher volatility are grouped and they are specifically monitored and assigned a maximum amount determined by application of the Bank’s guidelines.

•	Basic Capacity: a liquidity balance sheet is prepared (other than the balance sheet for accounting purposes) with the various captions – assets, liabilities and on- and off-balance sheet items – are classified based on their nature for liquidity purposes. Then, their funding structure is determined. And it must satisfy, at all times, a basic premise, namely, that basic businesses must be funded with stable resources. These guidelines guarantee that the Bank’s financial structure remains solid and that business plans remain sustainable.

On the topic of regulatory ratios, it must be underscored that already in the year 2012 the Basle Committee had approved the definitive implementation of the (Liquidity Coverage Ratio), both in terms of defining the computable assets comprised by the liquid assets buffer and of fixing the schedule for stepwise introduction. Although it will not be until 2014 that BCRA will require this information (Communication “A” 5494), the Bank had started to monitor this issue already in 2011. As of the date of these financial statements, BBVA Francés is outperforming the requirements of the new LCR ratio in connection with its full application.

Interest-rate risk

Balance sheet interest-rate risk management seeks to maintain BBVA Francés’ exposure at levels in harmony with the risk appetite validated by the Bank in the event of changes in market interest rates.

To that end, the Executive Committee, the Steering Committee and the Asset and Liability Committee (ALCO) are charged with actively managing the balance sheet abiding by the guidelines approved by the Bank.

•	Economic Capital

Economic Capital or Capital at Risk is a metrics that yields a consistent quantification of the different risks assumed by BBVA Francés. Economic Capital is an estimate of the unexpected losses that the Bank can incur in the different risk businesses that it operates. Thus, it aspires at determining the capital or own resources that BBVA Francés would need to face any such losses and it also identifies the economic capital consumed by each entity or business unit for each type of risk (credit risk, market risk, structural risk, operational risk, etc.) From the standpoint of structural interest rate risk, the calculation of economic capital seeks to quantify the losses that could be incurred in the event of adverse variations in interest rates in highly unlikely extreme scenarios. Specifically calculated is the maximum loss that economic value could sustain, given a 99% interval of confidence, by reason of changes in interest rates in a 12-month time horizon.

•	Economic value sensitivity

Economic value sensitivity is a measure that supplements financial margin sensitivity. It measures the interest risk inherent in equity value (an entity’s own resources) based on the influence that a variation in interest rates has on the present values of financial assets and liabilities.

•	Margin at Risk

In much the same way as with economic capital, the entity calculates Margin at Risk, understood as the maximum unfavorable deviation in the financial margin projected for a pre-determined level of confidence. Margin at Risk is calculated on the basis of a model that simulates curves as it has been used in the economic capital calculations. Each one of the scenarios generated in the simulation is applied to the different monthly terms, up to one year, thus forming a trail of rates that is then used in determining financial margin in that scenario. This calculation procedure, that generates at one year the same scenarios as in the economic value simulations, allows Margin at Risk to be determined as the maximum loss in margin projected at 12 months given a certain confidence interval.

•	Financial margin sensitivity

Financial margin sensitivity measures changes in accruals expected for a given period (12 months) in the event of 100 basis point shifts in the curve of interest rates. Financial margin sensitivity is calculated by simulating margins, both in the event of a scenario of movements in the curve of interest rates and in the event of an actual situation, with sensitivity being the difference between the two margins calculated.

c)	Operational Risk

The Validation and Internal Control Department has an area called “Country Operational Risk Management” that is charged with enforcing compliance with the Internal Control and Operational Risk Model, managing the IT tools that provide support and enforcing the single methodology adopted for managing operational risk that serves to identify, value, evaluate and control operational risk in its various stages: admission, follow-up and mitigation.

This Model is based on a scheme of Control Specialists for five areas pre-defined as critical and of Operational Risk Managers for the remaining business and support areas. On the subject of Model Governance, the model is overseen by the highest-ranking Entity authorities and there are Operational Risk Committees in each unit

The Internal Control and Operational Risk Model identifies the organization’s operational procedures and all the operational risks to which they are exposed. This methodology appraises each one of these risks, which are then assigned a priority and their criticality is then established for them to be managed for purposes of mitigation, if applicable.

As regards the tools, the Bank has an application that maps all operational risks and evaluates them. This application contains processes, risks and controls. In addition, the Bank has a base that reflects loss incidents by operational risk. These tools are functioning well and the level of implementation is optimum.

Starting in 2013, a Risk Appetite index has been defined. It reflects the Bank’s desirable maximum operational risk tolerance limit and must be followed up every month.

Thanks to the Operational Risk Model, the Bank can:

•	Rely on a comprehensive risk management model, that is robust and in line with international standards, modern and fit for adapting to the environment or to any internal requirements needed.

•	Undertake a valuation of the degree of mitigation activity attained and corroborate that mitigation measures have been adopted.

•	Ensure that the control framework has been implemented and updated, including, if applicable, contingency and service/business continuity plans as defined by the business units or support areas and that high impact risks are buffered.

The Global Risk Management area is geared towards calculating Expected loss and Economic capital (as per the Basel II Accord principles). In addition, it is responsible for the procedures that control credit extension, risk rating and fractioning, provisioning, fixation of risk quotas by industry segment and by type of funding. It is equally responsible for Budgetary Control at the senior management level, which is exercised on the basis of the assumptions laid down in the Bank’s budget, for contrasting the budget to actual monthly values and their impact on the cost of arrears. Said management activity is vital to determine whether quality standards in the field of credit risk have been duly satisfied in as much as they constitute the objective unavoidably pursued by all the units comprised by Risk at BBVA Francés. Finally, this involves running the Risk Committees, analyzing rules and regulations and reviewing and coordinating audits. All the activities associated to relevant measurement, follow-up and control are submitted to the Risk Committees for them to analyze and, depending on the issue, they are sent to the Board and to the Steering Committee.

18.	TRANSPARENT CORPORATE GOVERNANCE POLICY

I.	THE BOARD OF DIRECTORS

The By-laws of BBVA Francés prescribe that the Bank shall be managed by a Board of Directors made up by a minimum number of three and a maximum number of nine directors, as established by the Ordinary General Shareholders’ Meeting when appropriate. Directors shall serve on the Board for three-year terms and they may be re-elected (the “Board of Directors”). The Bank’s Shareholders’ Meeting may designate alternate directors in an equal or lower number. The Board of Directors must meet at least once a month.

The proposed board membership shall be subject to a previous evaluation by the Nominations and Remunerations Committee.

The table below indicates the names of the members of our Board of Directors, their present position in the company and their business background.

Name	Current Position	Background and Work Experience

Jorge Carlos Bledel	Chairman

Business experience: Vice Chairman, BBVA Francés Valores S.A. (“formerly, BBVA Francés Valores Sociedad de Bolsa S.A Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés and Retail Banking Director, BBVA Francés.

Jorge Carlos Bledel is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

José Manuel Tamayo Pérez	Vice Chairman

Business experience: Retail Banking Director, BBVA Francés; Marketing Director for Spain and Portugal, BBVA.

José Manuel Tamayo Pérez meets the independence criteria to be considered as an independent director within the meaning of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Marcelo Gustavo Canestri	Regular Director

Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.

Marcelo Gustavo Canestri is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Mario Luis Vicens	Regular Director

Business experience: Executive Chairman, Asociación de Bancos de la Argentina ABA; Regular Director, Seguros de Depósitos S.A. SEDESA; Regular Director, Federación Latinoamericana de Bancos Felaban; Regular Director, Banco Sudameris S.A.; Regular Director, Banco Central de la República Argentina; Planning Assistant Manager and Deputy General Manager, Banco de Crédito Argentino S.A.; Chief Economist – Head of Department, Banco Central de la República Argentina.

Mario Vicens is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director

Business experience: Executive member of the Committee of Financial Services, Arthur Andersen Worldwide; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina; International Partner, Arthur Andersen.

Oscar Miguel Castro is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Luis Bernardo Juango Fitero	Regular Director

Business experience: President, BBVA S.A. Colombia; Regional Director, BBVA.

Luis Bernardo Juango Fitero is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Martín Ezequiel Zarich	Alternate Director

Business experience: Regular Director at BBVA Consolidar Seguros S.A.; Innovation and Development Director at BBVA Francés; Director of Mergers at BBVA Francés; Planning Director at BBVA Francés; Financial Director at BBVA Francés; Retail Banking Director at BBVA Francés; Director at Credilogros; Director at BBVA Francés Uruguay; Director at BBVA Francés Cayman Ltd.; Assistant General Director for Commercial Development at Grupo BBVA: Economist at Banco de Crédito Argentino; Controller and Budget Area Manager at Banco de Crédito Argentino; Planning Director at Banco de Crédito Argentino;

Martín Ezequiel Zarich is not an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

II.	SENIOR MANAGEMENT

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	MANAGEMENT COMMITTEE – MEMBERSHIP

The main members of Senior Management make up the Management Committee. The Committee is chaired by the Executive Director or General Manager.

Prospective Management Committee members shall first be evaluated by the Nominations and Remunerations Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.

•	Evaluate and propose business and investment strategies and general risk policies.

•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed to.

•	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Establish business synergies with the remaining Group companies.

•	Propose the delegation of powers to the Entity’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

•	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up on model implementation.

The following table identifies the members of the Management Committee and provides certain details about their business experience. The highest-ranking officers are designated for unlimited periods.

Name	Current Position	Background and Work Experience

Ricardo Enrique Moreno	Executive Director	Consultant, specialized in financial branch and capital markets, Andersen Consulting; Systems Manager, Banco de Crédito; Director of Media, CEO of Unofirst Latin America, COO Global, BBVA; Director of Transformation and Productivity BBVA.

Ignacio Sanz y Arcelus	Director, Finance and Planning.	Finance Area – Technology and Operations, BBVA; Director of the Department of Assets and Liabilities Management for Latin America, BBVA; Director of the Investment Banking Comptroller’s Office (Treasury, Capital Markets, Intermediation, Corporate, Structured Financing), BBVA; Corporate Director, BBVA; Director of the Treasury, Capital Markets and International Network area, BEX Argentaria BBVA; Director of the Market Risk Audit Unit, BEX Argentaria BBVA; Director of Central Services Audit, BEX; Director of Planning, Intervention and Control, SERFINBEX; Director, BEX Argentaria BBVA; Team Leader at Arthur Andersen Auditores S.A.

Juan Alberto Estrada	Director, Corporate and Investment Banking	Assets Management Area, BBVA Francés; Head of the Trading Area, BBVA Francés; Director of Global Markets, BBVA Francés; Director of Wholesale Banking and Asset Management, BBVA Francés¸ President of BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Sociedad de Bolsa S.A.).

Name	Current Position	Background and Work Experience

Martín Ezequiel Zarich	Director, Innovation and Development	Alternate Director, BBVA Francés; Regular Director, BBVA Seguros; Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Banco Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA Group.

Gabriel Milstein	Director, Human Resources and Services	Organization Manager, BBVA Francés.

Jorge Gustavo Allen	Director, Enterprise Banking	Goods and Services Manager, BBVA Francés; Logistics Director, BBVA Francés; President, BBVA Consolidar Seguros S.A.; Territorial Director, BBVA Francés.

Jorge Delfín Luna	Director, Retail Banking	Regional Manager, Citibank Branch; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

Gustavo Osvaldo Fernández	Director, Technology and Operations	Coordinator, Systems and Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; Manager of Organization and Systems Development, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development América, BBVA; Business Partner America, BBVA.

Adriana Fernández de Melero	Director, Corporate Development and Transformation	Credits Recovery Analyst, Banco Español; Financial Analyst, Banco Español; Financial Profitability and Planning Analyst, Banco Español; Planning and Management Control Analyst, Banco de Crédito Argentino; Head of Budget, Planning and Management Control, Banco de Crédito Argentino; Leader of Reengineering Project, Banco de Crédito Argentino; Human Resources Development and Planning Manager, Banco de Crédito Argentino; Manager of Human Resources Management, BBVA Francés; Manager of Structures and Projects, BBVA Francés; Organization Manager, BBVA Francés; Commercial Development and Channels Manager, BBVA Francés.

Juan Eugenio Rogero González	Director, Risks	Branch Director Corporate Banking, BBVA; Risks and Corporate Director, BBVA Puerto Rico; Insurances Development Director, BBVA America and Global Director of Corporate Risks Control, BBVA; Risks Director, BBVA Francés; Corporate Polices and Wholesale Portfolios Director, BBVA.

IV.	BBVA FRANCES’s OWNERSHIP STRUCTURE

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2013, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2013
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL (1)	160,061,858	29.81
The Bank of New York Mellon (2)	47,584,374	8.86
Administración Nacional de Seguridad Social	42,439,494	7.90

(1)	BBV América S.L. is under the control of BBVA. It has an effective 20.90% ownership interest in the capital stock of BBVA Francés and has an indirect 8.91% ownership interest in Inversora Otar S.A. following the merger by absorption mentioned in Note 1.4.
(2)	As holder agent of ADSs.

V.	ORGANIZATIONAL STRUCTURE

VI.	COMITTEES OF THE BOARD OF DIRECTORS

a)	AUDIT COMITEE – LAW 26,831 (C.N.V./S.E.C.)

BBVA Francés’s Audit Committee (C.N.V./S.E.C.) is a multiple-member body, with a majority of directors who meet the independence criteria of Law 26,831. Its purpose is to assist the Board of Directors in the assessment of the External Auditor’s function and independence and to perform the internal control function at the Bank.

b)	NOMINATIONS AND REMUNERATIONS COMMITTEE

BBVA Francés’ Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Board members, Executive and other officers, and top-ranked personnel.

The Nominations and Remunerations Committee is made up by three non-executive directors, the majority of whom are independent, designated by the Board of Directors.

c)	INTERNAL AUDIT COMMITTEE (B.C.R.A.)

BBVA Francés’s Internal Audit Committee is made up by the officers appointed by the Board of Directors. This committee must have at least two members and at least one member must be an independent director. The operation of this committee shall be governed by the rules of the B.C.R.A. and by internal regulations.

The Board must use the conclusions of the internal audit timely and efficaciously and foster the internal auditor’s independence vis-à-vis the areas and processes controlled by said audit.

d)	COMMITTEE FOR THE PREVENTION OF ASSET LAUNDERING AND TERRORISM FINANCING

This Committee is made up by two Regular Directors, one of them is the Compliance Officer registered as such with the Financial Information Unit, the highest ranking officer for regulatory compliance and the person designated as an alternate regulatory compliance officer and the officer in charge of the Anti-Money Laundering area.

The functions of the Committee consist mainly in:

•	Establishing guidelines and continuously reviewing the degree of progress with each action.

•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.

•	Evaluating the potential risk of asset laundering in the new products and/or services.

•	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

e)	INFORMATIC TECHNOLOGY COMMITTEE

This Committee is made up by a member of the Board, the Director of Technology and Operations and other executives of the Technology and Operations, Innovation and Development area.

The main duties of the IT Committee are:

•	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

•	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion.

VII.	OTHER COMMITTEES

a)	Risk Management Committee

This Committee is made up by the Executive Director, the Risk Director and various officers from the office of the Risk Director.

This Committee is the highest-ranking executive authority when it comes to decisions about risks in Argentina. The main functions of the Risk Committee are to rate customers or conglomerates when the amounts at stake exceed the loan-granting powers delegated to the Risk Units.

This Committee shall be principally entrusted with making the decisions and/or evaluations that exceed individual lending powers for the amounts established as well as those transactions that are specifically delegated to the Committee by reason of their exposure to risk.

b)	Corporate Assurance Committee

The Corporate Assurance Committee is made up by the Internal Audit Director and the Management Committee members.

The Corporate Assurance Committee has been entrusted with furthering an attitude of comprehensive risk management vis-à-vis the Group’s most relevant risks by structuring and prioritizing any identified weaknesses and allocating responsibility for defining and deploying mitigation plans as necessary. The aim pursued by the Committee is continuous improvement in the Group’s control environment.

c)	Disclosure Committee

This Committee is made up by an Independent Director, the Finance and Planning Director, the Legal Services Director and other officers from the Finance area.

It is basically entrusted with ensuring that the information relayed to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities should be truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it should be communicated with the formalities and within the terms mandated by applicable laws, the general principles governing market operation and good corporate governance.

d)	Human Resources Committee

It is made up by the Executive Director or General Manager and by the Director of Human Resources and Services and the Director of Corporate Development and Transformation.

The main functions of the Human Resources Committee are to:

•	establish the structure of the organizational chart.

•	approve promotions to managerial positions.

•	define the guidelines governing human resources policies.

•	establish remuneration and incentive criteria.

•	evaluate benefits to personnel.

•	establish career and training plans.

e)	Corporate Integrity Committee

This Committee is made up by the following directors: Corporate Development and Transformation, Legal Services, Audit, Human Resources and Services directors, together with the directors of the different business areas and with the Technology and Operations director.

The Corporate Integrity Committee is basically entrusted with:

•	Fostering the adoption of the measures necessary to hand down decisions concerning all those ethically objectionable actions of which any of the members of the Corporate Integrity Committee may become aware in the discharge of his duties or by reason of having received notice.

•	Settling those situations in which the interests of BBVA Francés and Group companies in Argentina conflict with those of their clients.

VIII.	THE SUBSIDIARIES OF BBVA FRANCÉS

The main subsidiaries and affiliates of BBVA Francés are:

1) BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Sociedad de Bolsa S.A.) engaged in securities trading at the Buenos Aires Stock Exchange.

2) BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law Nr. 24,083 as subsequently amended by Law Nr. 26,831.

3) PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

4) Consolidar AFJP S.A. (undergoing liquidation proceedings), see note 3 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2013.

5) Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

6) BBVA Consolidar Seguros S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

IX.	NETWORK OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 245 branches distributed as follows: Autonomous City of Buenos Aires, 82 branches; Greater Buenos Aires, 52 branches, with the remaining 111 branches being situated in the Argentine provinces.

X.	INFORMATION ON BUSINESS LINES

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Enterprise Banking, which aims at aiding companies through both short- and long-term financing and Corporate & Investment Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

XI.	FINANCIAL INCENTIVES FOR PERSONNEL

As prescribed by Communication “A” 5435 of the B.C.R.A., the following is a detail of the financial incentives to the Bank’s personnel:

BBVA Group has a policy in place, namely, the application of a compensation system capable of attracting and retaining the persons most adequate to each position, according to the following principles:

•	Recognize and reward, based on individual performance, the accomplishment of objectives, of team-work and the quality of the results attained, as well as the skills and competencies that each person devotes to his/her work.

•	Ensure internal fairness through an analysis of the structure, the descriptions of the positions and the remunerations.

•	Ensure external competitiveness by updating information in line with the reference market.

•	Reward the contribution of tangible results.

The remuneration system includes all other payments collected by employees as consideration for their contributions to the organization in terms of time, position and results and it is made up by the fixed remuneration system and the variable remuneration system.

The instruments available within the remuneration processes are:

•	Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Entity’s needs and strategy for each period. This benchmark market is made up by a number of companies that have similar organizational structures and business sizes.

•	Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Performance assessments constitute a key tool to reward each employee’s efforts and results.

At the end of each fiscal year, the employee responsible for the area assesses the objectives of his/her reportees and this is how an individual assessment of annual performance is obtained. The outcome of the assessments must reflect the levels contributed by each team member. The minimum final score that entitles employees to collect incentives is 70 points.

“Cataloguing” is the name ascribed in the Bank to the process whereby the employee in charge makes a global assessment of each one of his/her reportees in the performance of their current functions and whose results are used for the enforcement of certain Human Resources policies.

“Projection”, in turn, is the process whereby the employee in charge makes a global assessment of each one of his/her reportees about their capabilities to discharge higher ranking functions inside the Group. This valuation must be based on the experience, knowledge, skills and commitment of the employees.

Grupo BBVA has an incentives program for directors in place that is based on the delivery of shares that are deposited in the accounts of employees and remained blocked for a total term of 3 years (they vest by thirds).

In addition to the attainment of the objectives established for said incentive, beneficiaries must remain active at the Group at the time the shares vest, they must have generated the right to collect ordinary variable remuneration for that fiscal year and they must be free from sanctions imposed on serious breaches of the code of conduct and other internal rules and regulations with special emphasis on the specific rules concerning risks.

Each employee has access to variable remuneration associated to his/her position and to the results obtained in the performance assessment. The aim is to incentivize and reward the attainment of results. The models currently in force are:

•	Model of incentives to the Branch Network: these are four quarterly payments and a further payment of annual indicators. Payment is subject to the attainment of the targets fixed for each person for each period. Each position has been assigned a grid of objectives and each one of these objectives are assigned a value.

•	Model of incentives to the Central Areas, the Channels, and Support to the Branch Network: variable remuneration is assigned annually by the supervisor based on the assessment of performance-evaluation of preformance and the position’s reference bonus. In addition, variables associated to the attainment of Group objectives and the degree of budget compliance are assessed. These factors may have a positive or negative impact on the defined variable compensation.

•	Result-Oriented Management model of incentives: at the end of each fiscal year, each employee in this group is subject to an assessment whose score relates to the degree of objective attainment. These are renewed every year in line with the Group’s strategy. The payment is determined on the basis of a benchmark bonus weighed by the individual score and adjusted on the basis of the Bank’s objective attainment and the degree of budget compliance.

•	Commission-based incentive model: the value of commissions depends on the unit assessment of each product based on the product’s contribution to the Bank’s results. The criteria to be applied in commission-based compensation are reviewed every year and they are paid every month in arrears.

•	Share-based payment incentive model: this is a program of incentives to directors based on the delivery of BBVA shares. The quantity of shares to be assigned is determined based on the level of responsibility of each beneficiary within the Group. The quantity of shares finally delivered depends on the attainment of indicators at the Group level and of their relevant weights.

XII.	CODE OF CONDUCT

The Bank has a Code of Conduct that binds all of BBVA Francés’ employees and officers.

The Code of Conduct defines the ethical behavior that the Board of BBVA Francés considers applicable to the businesses and activities conducted by BBVA Francés and the Group companies in Argentina, builds on their foundations and lays down the guidelines required for corporate integrity to be outwardly expressed in (i) relationships with clients, employees and officers, suppliers and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility for enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XIII.	CONFLICTS OF INTEREST

On December 18, 2012, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure for conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Entity or other group companies.

Basically, it mandates that any director involved shall not be in attendance when the relevant corporate bodies in which he is a member are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the director involved shall be enjoined from entering, either directly or indirectly, into personal, professional or commercial transactions with the Entity or companies in its group, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

19.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

20.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 12-31-2013	Book balance as of 12-31-2012	Position without options	Final position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds due 2020	2423		891,894		891,894	891,894
Secured Bonds due 2018	2405		89,114		89,114	89,114
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		80,980		80,980	80,980
Consolidation Bonds – sixth series	2420		31,040		31,040	31,040
Federal Government Bonds in Pesos Badlar + 275 pb due 2014	5439		12,317		5,568	5,568
Other			5,103		—,—	—,—

Subtotal in pesos			1,110,448	1,829,927	1,098,596	1,098,596

In foreign currency
Federal Government Bonds in US Dollars 7% 2017	5436		708,180		708,180	708,180
Argentine Bond of Saving towards economic development	5456		121,110		121,110	121,110
Par Securities denominated in US Dollars and governed by Argentine Law	45699		42,300		42,300	42,300

Subtotal in foreign currency			871,590	—,—	871,590	871,590

Subtotal Government securities at fair value			1,982,038	1,829,927	1,970,186	1,970,186

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 12-31-2013	Book balance as of 12-31-2012	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
At fair value
Other			495		495	495

Subtotal at fair value			495	15,614	495	495

Repurchase transactions
Argentine Central Bank Internal Bills due 01-08-14	46546		39,882		—,—	—,—

Subtotal repurchase transactions			39,882	—,—	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 02-05-14	46532		295,647		295,647	295,647
Argentine Central Bank Internal Bills due 01-22-14	46294		198,400		198,400	198,400
Argentine Central Bank Internal Bills due 03-05-14	46235		154,712		154,712	154,712
Argentine Central Bank Internal Bills due 03-26-14	46539		146,532		146,532	146,532
Argentine Central Bank Internal Bills due 04-30-14	46246		128,097		128,097	128,097
Argentine Central Bank Internal Bills due 04-03-14	46543		104,760		104,760	104,760
Argentine Central Bank Internal Bills due 05-21-14	46544		79,248		79,248	79,248
Argentine Central Bank Internal Bills due 02-12-14	46298		73,721		73,721	73,721
Other			51,598		51,598	51,598

Subtotal at amortized cost			1,232,715	2,186,062	1,232,715	1,232,715

BCRA Notes
Repurchase transactions
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 04-23-14	46184		135,395		—,—	—,—

Subtotal repurchase transactions			135,395	—,—	—,—	—,—

Subtotal instruments issued by the BCRA			1,408,487	2,201,676	1,233,210	1,233,210

TOTAL GOVERNMENT SECURITIES			3,390,689	4,031,767	3,203,560	3,203,560

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2013	Book balance as of 12-31-2012	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Local
In foreign currency

Subtotal in foreign currency			—,—	119	—,—	—,—

Subtotal Other debt instruments			—,—	119	—,—	—,—

Other Equity instruments
From abroad
In foreign currency

Silicon Graphics Inc.	6003		58		58	58
Other			32		32	32

Subtotal in foreign currency			90	68	90	90

Subtotal Equity instruments			90	68	90	90

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			90	187	90	90

TOTAL GOVERNMENT AND PRIVATE SECURITIES			3,390,779	4,031,954	3,203,650	3,203,650

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012

COMMERCIAL PORTFOLIO

Normal performance	21,239,671	17,118,627

Preferred collaterals and counter guaranties “A”	779,621	493,035
Preferred collaterals and counter guaranties “B”	577,055	355,321
Without senior security or counter guaranties	19,882,995	16,270,271

With special follow-up	19,473	9,700

Under observation	15,428	9,700

Without senior security or counter guaranties	15,428	9,700
Negotiations for recovery or re-financing agreements underway	4,045	—,—

Preferred collaterals and counter guaranties “B”	786	—,—
Without senior security or counter guaranties	3,259	—,—

Non-performing	2,717	—,—

Without senior security or counter guaranties	2,717	—,—

With high risk of uncollectibility	27,632	13,814

Preferred collaterals and counter guaranties “B”	338	525
Without senior security or counter guaranties	27,294	13,289

Uncollectible	10,035	3,234

Without senior security or counter guaranties	10,035	3,234

Total	21,299,528	17,145,375

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012

CONSUMER AND HOUSING PORTFOLIO

Normal performance	16,814,083	12,402,711

Preferred collaterals and counter guaranties “A”	20,369	17,663
Preferred collaterals and counter guaranties “B”	1,524,188	1,301,807
Without senior security or counter guaranties	15,269,526	11,083,241

Low risk	178,283	126,751

Preferred collaterals and counter guaranties “A”	—,—	273
Preferred collaterals and counter guaranties “B”	23,784	20,947
Without senior security or counter guaranties	154,499	105,531

Medium risk	128,909	85,765

Preferred collaterals and counter guaranties “B”	9,231	5,575
Without senior security or counter guaranties	119,678	80,190

High risk	68,101	49,172

Preferred collaterals and counter guaranties “B”	15,004	11,616
Without senior security or counter guaranties	53,097	37,556

Uncollectible	14,802	9,759

Preferred collaterals and counter guaranties “B”	6,403	2,888
Without senior security or counter guaranties	8,399	6,871

Uncollectible, classified as such under regulatory requirements	100	112

Without senior security or counter guaranties	100	112

Total	17,204,278	12,674,270

General Total (1)	38,503,806	29,819,645

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013		12-31-2012
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,236,449	11.00%	4,220,748	14.15%

50 next largest clients	5,680,349	14.75%	5,201,932	17.44%

100 following clients	3,998,701	10.39%	2,887,288	9.68%

Remaining clients	24,588,307	63.86%	17,509,677	58.73%

Total (1)	38,503,806	100.00%	29,819,645	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	—,—	36	2	—,—	—,—	—,—	40,877	40,915

Financial sector	—,—	523,123	343,801	378,435	643,501	871,609	127,851	2,888,320

Non financial private sector and residents abroad	84,782	15,558,749	3,152,309	4,465,096	2,666,039	4,009,896	5,637,700	35,574,571

TOTAL	84,782	16,081,908	3,496,112	4,843,531	3,309,540	4,881,505	5,806,428	38,503,806	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2013	12-31-2012	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousands of pesos

33642192049	BBVA Francés Valores S.A. (ex BBVA Francés Valores Sociedad de Bolsa S.A.)	Common	500	$1	12,396	17,960	15,328	Stockholder	12-31-2013	6,390	18,517	2,713
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1	$1	35,425,947	8,272	8,973	Pensions fund manager	12-31-2013	65,739	15,350	1,054

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000	$1	26,089	164,652	109,736	Financial institution	12-31-2013	52,178	329,304	109,832

30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1	$1	230,398	68,967	58,620	Investment Fund Manager	12-31-2013	243	72,596	10,891

		Subtotal controlled				259,851	192,657

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000	$1	24,000	150,396	97,268	Financial Institution	12-31-2013	60,000	375,990	132,819
30598910045	Visa Argentina S.A.	Common	1	$1	1,571,996	6,428	6,667	Services to companies	05-31-2013	15,000	265,120	203,787
30604796357	Banelco S.A.	Common	1	$1	2,574,907	8,654	7,179	Information services	06-30-2013	23,599	74,919	12,288
30690783521	Interbanking S.A.	Common	1	$1	149,556	3,571	2,931	Services	12-31-2012	1,346	116,312	89,931
	Other					257	280

	Foreign

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	33	$1	20,221	1,640	1,238	Banking institution	12-31-2012	1,376,746	4,064,026	457,466

		Subtotal noncontrolled				170,946	115,563

		Total in financial institutions, supplementary and authorized				430,797	308,220

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S.A.	Common	1	$1	1,301,847	29,220	19,983	Insurance	12-31-2013	10,651	239,120	44,525

	Foreign

	Other					82	62

		Subtotal non controlled				29,302	20,045

		Total in other companies				29,302	20,045

		Total investments in other companies				460,099	328,265

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2013	Net book value at 12-31-2012
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	372,262	15,439	5,721	—,—	50	22,543	370,879	372,262
Furniture and Facilities	160,032	74,389	(1,367)	90	10	24,047	208,917	160,032
Machinery and Equipment	84,864	87,491	1,980	1,861	3 & 5	52,997	119,477	84,864
Automobiles	2,283	3,986	(1)	73	5	1,062	5,133	2,283

Total	619,441	181,305	6,333	2,024		100,649	704,406	619,441

OTHER ASSETS

Construction in progress	—,—	91,252	(5,931)	4,659	—,—	—,—	80,662	—,—
Advances to suppliers of goods	4,356	490,959	—,—	9,305	—,—	—,—	486,010	4,356
Works of Art	992	—,—	—,—	—,—	—,—	—,—	992	992
Leased assets	2,342	—,—	—,—	—,—	50	48	2,294	2,342
Property taken as security for loans	1,912	1,281	1	704	50	67	2,423	1,912
Stationery and office supplies	8,244	28,351	—,—	28,751	—,—	—,—	7,844	8,244
Other	8,448	58,620	(403)	—,—	50	188	66,477	8,448

Total	26,294	670,463	(6,333)	43,419		303	646,702	26,294

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

Description	Net book value at beginning of fiscal year	Additions	Amortization for the fiscal year
			Years of useful life	Amount	Net book value at 12-31-2013	Net book value at 12-31-2012

Organization and development expenses (1)	117,193	52,405	1 & 5	48,961	120,637	117,193

Organization and development non-deductible expenses	—,—	40,472	—,—	40,472	—,—	—,—

Total	117,193	92,877		89,433	120,637	117,193

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	12-31-2013		12-31-2012
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,549,211	10.39%	3,870,418	11.33%

50 next largest clients	5,081,876	11.61%	3,195,171	9.35%

100 following clients	3,051,769	6.97%	2,148,515	6.29%

Remaining clients	31,091,918	71.03%	24,956,938	73.03%

TOTAL	43,774,774	100.00%	34,171,042	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	39,376,432	3,718,836	559,562	116,666	3,278	—,—	43,774,774

Other liabilities from financial transactions

Argentine Central Bank	93,746	—,—	—,—	—,—	—,—	—,—	93,746

Banks and International Institutions	51,570	48,344	6,532	—,—	—,—	—,—	106,446

Unsubordinated corporate bonds	9,870	12,937	—,—	—,—	371,357	250,000	644,164

Other	2,519,265	1,017	1,415	1,398	2,055	1,740	2,526,890

Total	2,674,451	62,298	7,947	1,398	373,412	251,740	3,371,246

TOTAL	42,050,883	3,781,134	567,509	118,064	376,690	251,740	47,146,020

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (5)		Reversals	Applications	12-31-2013	12-31-2012
DEDUCTED FROM ASSETS
Government securities
– For impairment value	188	8	(4)	—,—	—,—	196	188

Loans
– Allowance for doubtful loans	497,041	438,468	(1)	—,—	254,858	680,651	497,041

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	950	259	(1)	—,—	—,—	1,209	950

Receivables from financial leases
– Allowance for doubtful receivables and impairment	12,400	11,035	(1)	—,—	2,249	21,186	12,400

Other receivables
– Allowance for doubtful receivables (2)	293,320	10,038		25,875	149	277,334	293,320

Total	803,899	459,808		25,875	257,256	980,576	803,899

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	480	62		3	—,—	539	480

– Other contingencies	556,937	136,870	(3)	24,475	47,167	622,165	556,937

Total	557,417	136,932		24,478	47,167	622,704	557,417

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.q).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income – Gold and foreign currency exchange difference” account, as follow:

– Government Securities	8
– Loans	7,260
– Other receivables	2,471

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

SHARES			CAPITAL STOCK
Pending
		Votes per	Issued		issuance or
Class	Quantity	share	Outstanding	In portfolio	distribution		Paid in

Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos

Accounts	12-31-2013							12-31-2012
		Total of the fiscal year (per type of currency)
	Total of the fiscal year	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	5,912,615	123,074	5,777,198	834	392	662	10,455	2,010,639
Government and private securities	871,680	—,—	871,648	—,—	—,—	—,—	32	187
Loans	1,134,400	2,200	1,132,200	—,—	—,—	—,—	—,—	2,510,234
Other receivables from financial transactions	100,620	9,071	91,549	—,—	—,—	—,—	—,—	22,827
Receivables from financial leases	61	—,—	61	—,—	—,—	—,—	—,—	389
Investments in other companies	1,722	—,—	1,722	—,—	—,—	—,—	—,—	1,300
Other receivables	135,361	221	135,140	—,—	—,—	—,—	—,—	244,654
Suspense items	562	—,—	562	—,—	—,—	—,—	—,—	634

TOTAL	8,157,021	134,566	8,010,080	834	392	662	10,487	4,790,864

LIABILITIES

Deposits	4,720,888	70,441	4,650,447	—,—	—,—	—,—	—,—	3,514,335
Other liabilities from financial transactions	816,105	47,555	767,596	151	103	14	686	686,905
Other liabilities	118,440	4,748	113,692	—,—	—,—	—,—	—,—	67,643
Suspense items	571	—,—	571	—,—	—,—	—,—	—,—	869

TOTAL	5,656,004	122,744	5,532,306	151	103	14	686	4,269,752

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	1,873,226	141,382	1,731,844	—,—	—,—	—,—	—,—	1,014,040
Control	95,729,619	172,659	95,556,340	—,—	—,—	—,—	620	15,796,995

TOTAL	97,602,845	314,041	97,288,184	—,—	—,—	—,—	620	16,811,035

Credit accounts (except contra credit accounts)
Contingent	620,570	11,580	593,931	131	—,—	14,928	—,—	217,488
Control	268,945	1,238	267,707	—,—	—,—	—,—	—,—	189,468

TOTAL	889,515	12,818	861,638	131	—,—	14,928	—,—	406,956

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility /High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2013	12-31-2012
1. Loans	2,109,132	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,109,132	1,646,770
– Overdraft	151	—,—	—,—	—,—	—,—	—,—	—,—	—,—	151	5,177
Without senior security or counter guaranty	151	—,—	—,—	—,—	—,—	—,—	—,—	—,—	151	5,177
– Real Estate Mortgage and Collateral Loans	2,488	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,488	954
Other collaterals and counter guaranty “B”	2,488	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,488	954
– Consumer	3,504	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,504	1,268
Without senior security or counter guaranty	3,504	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,504	1,268
– Credit Cards	3,906	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,906	1,879
Without senior security or counter guaranty	3,906	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,906	1,879
– Other	2,099,083	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,099,083	1,637,492
Without senior security or counter guaranty	2,099,083	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,099,083	1,637,492
2. Other receivables from financial transactions	37,835	—,—	—,—	—,—	—,—	—,—	—,—	—,—	37,835	22,356
3. Receivables from financial leases and other	171	—,—	—,—	—,—	—,—	—,—	—,—	—,—	171	86
4. Contingent commitments	109,297	—,—	—,—	—,—	—,—	—,—	—,—	—,—	109,297	91,702
5. Investments in other companies and private securities	442,054	—,—	—,—	—,—	—,—	—,—	—,—	—,—	442,054	310,028

Total	2,698,489	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,698,489	2,070,942

Total Allowances	20,878	—,—	—,—	—,—	—,—	—,—	—,—	—,—	20,878	16,652

(1)	Maximum amount granted to related clients during December 2013 and 2012, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See note 20)

– Stated in thousands of pesos –

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	20	12	51	1,477,963

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non – financial sector	122	70	14	42,775

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	2	1	5,934,450

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	5	3	1	1,351,670

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	175,277

Repo transactions	Financial transactions – own account	Federal Government Bonds	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	5,103

TOTAL								8,987,238

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

ASSETS:	12-31-2013	12-31-2012
A. CASH AND DUE FROM BANKS:
Cash	2,063,205	1,879,436
Due from banks and correspondents	10,818,576	6,735,453

Argentine Central Bank (BCRA)	10,576,744	6,597,330
Other local	2,846	746
Foreign	238,986	137,377

	12,881,781	8,614,889

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	1,982,431	1,832,079
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	1,408,487	2,201,676
Investments in listed private securities	69,049	68,115

Less: Allowances	196	188

	3,459,935	4,101,846

C. LOANS:
To government sector (Exhibit 1)	40,915	35,067
To financial sector (Exhibit 1)	1,871,093	1,493,493

Interfinancial – (Call granted)	313,500	162,000
Other financing to local financial institutions	1,328,346	1,127,298
Interest and listed-price differences accrued and pending collection	229,247	204,195

To non financial private sector and residents abroad (Exhibit 1)	35,278,648	27,488,728

Overdraft	6,552,258	5,097,179
Discounted instruments	5,476,961	4,240,993
Real estate mortgage	1,243,900	877,775
Collateral Loans	3,479,820	2,479,398
Consumer	5,998,744	4,772,798
Credit cards	7,429,187	4,729,243
Other	4,647,736	4,921,690
Interest and listed-price differences accrued and pending collection	582,255	443,065
Less: Interest documented together with main obligation	132,213	73,413

Less: Allowances	722,462	523,857

	36,468,194	28,493,431

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	624,368	537,997
Amounts receivable for spot and forward sales to be settled	260,046	931
Instruments to be received for spot and forward purchases to be settled	72,567	18
Unlisted corporate bonds (Exhibit 1)	3,401	15,973
Non-deliverable forward transactions balances to be settled	6,744	8,834
Other receivables not covered by debtor classification regulations	4,135	404
Other receivables covered by debtor classification regulations (Exhibit 1) (Note 7.b)	202,274	140,218

Less: Allowances	5,044	3,450

	1,168,491	700,925

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	1,778,235	1,108,152
Interest accrued pending collection (Exhibit 1)	22,040	15,316

Less: Allowances	22,497	13,234

	1,777,778	1,110,234

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	152,036	98,506
Other (Note 7.c)	58,621	47,495

	210,657	146,001

G. OTHER RECEIVABLES:
Other (Note 7.d)	1,359,404	1,135,000
Other interest accrued and pending collection	3,478	6,114

Less: Allowances	297,585	306,529

	1,065,297	834,585

H. PREMISES AND EQUIPMENT:	704,995	619,981

I. OTHER ASSETS:	659,997	34,095

J. INTANGIBLE ASSETS:
Organization and development expenses	120,755	117,331

	120,755	117,331

K. SUSPENSE ITEMS:	5,294	10,811

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.e):	450	450

TOTAL ASSETS:	58,523,624	44,784,579

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

LIABILITIES:	12-31-2013	12-31-2012

M. DEPOSITS:
Government sector	2,780,304	2,122,608
Financial sector	45,961	18,787
Non financial private sector and residents abroad	40,933,200	32,023,658

Checking accounts	9,947,241	8,791,731
Savings deposits	11,902,472	9,803,777
Time deposits	17,910,820	12,653,990
Investments accounts	4,027	6,929
Other	916,985	639,281
Interest and listed-price differences accrued payable	251,655	127,950

	43,759,465	34,165,053

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	93,746	51,936

Other	93,746	51,936

Banks and International Institutions	106,178	262,770
Unsubordinated corporate bonds	1,190,761	649,993
Amounts payable for spot and forward purchases to be settled	63,298	18
Instruments to be delivered for spot and forward sales to be settled	273,672	926
Financing received from Argentine financial institutions	426,238	344,683

Interfinancial (call received)	—,—	20,000
Other financings from local financial institutions	426,238	324,655
Interest accrued payable	—,—	28
Non-deliverable forward transactions balances to be settled	47,245	928
Other (Note 7.f)	2,648,545	1,939,689
Interest and listed–price differences accrued payable	93,577	34,180

	4,943,260	3,285,123

O. OTHER LIABILITIES:
Fees payable	189	103
Other (Note 7.g)	1,752,778	1,419,077

	1,752,967	1,419,180

P. ALLOWANCES:	709,343	644,962

Q. SUSPENSE ITEMS:	29,677	20,007

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.h):	337	337

TOTAL LIABILITIES:	51,195,049	39,534,662

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	172,395	117,981

STOCKHOLDERS’ EQUITY:	7,156,180	5,131,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	58,523,624	44,784,579

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012
DEBIT ACCOUNTS

Contingent
– Borrowings (unused balances)	—,—	43,950
– Guaranties received	12,125,408	7,759,627
– Contra contingent debit accounts	1,290,370	896,169

	13,415,778	8,699,746

Control
– Receivables classified as irrecoverable	432,256	371,935
– Other (Note 7.i)	153,384,808	65,927,867
– Contra control debit accounts	1,544,001	1,642,287

	155,361,065	67,942,089

Derivatives
– “Notional” amount of non-deliverable forward transactions	5,414,377	3,452,819
– Interest rate SWAP	1,367,098	878,657
– Contra debit derivatives accounts	1,871,743	2,865,678

	8,653,218	7,197,154

For trustee activities
– Funds in trust	6,582	6,585

	6,582	6,585

TOTAL	177,436,643	83,845,574

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	453,478	322,959
– Guaranties provided to the BCRA	191,303	131,094
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	287,575	188,521
– Other guaranties given non covered by debtor classification regulations	158,783	177,080
– Other covered by debtor classification regulations (Exhibit 1)	199,231	76,515
– Contra contingent credit accounts	12,125,408	7,803,577

	13,415,778	8,699,746

Control
– Items to be credited	1,186,195	1,404,173
– Other	357,806	238,114
– Contra control credit accounts	153,817,064	66,299,802

	155,361,065	67,942,089

Derivatives
– “Notional” amount of non-deliverable forward transactions	1,871,743	2,865,678
– Contra credit derivatives accounts	6,781,475	4,331,476

	8,653,218	7,197,154

For trustee activities
– Contra credit accounts for trustee activities	6,582	6,585

	6,582	6,585

TOTAL	177,436,643	83,845,574

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012
A. FINANCIAL INCOME

Interest on cash and due from banks	54	—,—
Interest on loans to the financial sector	282,006	256,597
Interest on overdraft	1,263,611	725,890
Interest on discounted instruments	786,773	543,602
Interest on real estate mortgage	164,783	119,883
Interest on collateral loans	600,793	404,299
Interest on credit card loans	995,086	625,692
Interest on other loans	2,202,956	1,637,284
Interest from other receivables from financial transactions	40,771	36,376
Interest on financial leases	239,853	161,775
Income from secured loans – Decree 1387/01	8,840	6,388
Net income from government and private securities	352,223	640,547
Net income from options	—,—	255
Indexation by CER	133,323	129,120
Gold and foreign currency exchange difference	590,982	190,309
Other	581,355	236,904

	8,243,409	5,714,921

B. FINANCIAL EXPENSE

Interest on savings deposits	14,772	11,148
Interest on time deposits	2,372,658	1,526,725
Interest on interfinancial financing (call received)	8,495	2,191
Interest on other financing from financial institutions	96,359	44,330
Interest on other liabilities from financial transactions	171,607	123,289
Other interest	7,611	5,885
Indexation by CER	104	157
Contribution to the deposit guaranty fund	62,932	52,629
Other	519,272	291,517

	3,253,810	2,057,871

GROSS INTERMEDIATION MARGIN – GAIN	4,989,599	3,657,050

C. ALLOWANCES FOR LOAN LOSSES	453,264	256,259

D. SERVICE CHARGE INCOME

Related to lending transactions	1,470,082	962,601
Related to liability transactions	1,132,941	909,719
Other commissions	125,000	109,874
Other (Note 7.j)	725,827	548,003

	3,453,850	2,530,197

E. SERVICE CHARGE EXPENSE

Commissions	615,635	468,422
Other (Note 7.k)	339,694	215,308

	955,329	683,730

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012

F. ADMINISTRATIVE EXPENSES

Payroll expenses	2,209,640	1,767,658
Fees to Bank Directors and Supervisory Committee	3,796	2,856
Other professional fees	63,618	48,463
Advertising and publicity	172,307	146,287
Taxes	332,455	229,249
Fixed assets depreciation	100,766	86,813
Organizational expenses amortization	48,997	40,744
Other operating expenses	551,798	420,847
Other	417,092	318,791

	3,900,469	3,061,708

NET GAIN FROM FINANCIAL TRANSACTIONS	3,134,387	2,185,550

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(54,414)	(36,195)

G. OTHER INCOME

Income from long-term investments	96,686	71,779
Punitive interests	15,000	9,392
Loans recovered and reversals of allowances	136,116	64,603
Other (Note 7.l)	113,729	262,230

	361,531	408,004

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	32	33
Charge for uncollectibility of other receivables and other allowances	166,288	351,450
Amortization of difference arising from judicial resolutions	40,472	19,251
Depreciation and losses from miscellaneous assets	395	376
Other (Note 7.m)	88,613	57,894

	295,800	429,004

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	3,145,704	2,128,355

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,121,460	864,676

NET INCOME FOR THE FISCAL YEAR	2,024,244	1,263,679

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2013 AND 2012

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	9,048,450 (1)	6,618,270 (1)
Cash and cash equivalents at the end of the fiscal year	13,603,620 (1)	9,048,450 (1)

Net increase in cash and cash equivalents	4,555,170	2,430,180

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
– Government and private securities	1,007,557	2,120,841
– Loans	(302,666)	(683,307)

to financial sector	(77,548)	(91,157)
to non-financial public sector	186	16,089
to non-financial private sector and residents abroad	(225,304)	(608,239)
– Other receivables from financial transactions	(80,137)	(74,709)
– Receivables from financial leases	(667,544)	(203,147)
– Deposits	6,571,906	3,076,345

to financial sector	27,174	(25,095)
to non-financial public sector	654,084	1,013,503
to non-financial private sector and residents abroad	5,890,648	2,087,937
– Other liabilities from financial transactions	738,160	185,939

Financing from financial or interfinancial sector (call received)	(20,000)	(94,200)
Others (except liabilities included in Financing Activities)	758,160	280,139
Collections related to service charge income	3,438,856	2,520,560
Payments related to service charge expense	(953,954)	(684,368)
Administrative expenses paid	(3,657,538)	(2,870,089)
Organizational and development expenses paid	(46,985)	(36,188)
Net collections from punitive interest	13,388	8,290
Differences from judicial resolutions paid	(40,472)	(19,251)
Collections of dividends from other companies	33,692	37,264
Other collections related to other income and expenses	208,428	325,554

Net cash flows provided by operating activities	6,262,691	3,703,734

Investment activities

Net payments from premises and equipment	(185,537)	(126,673)
Net payments from other assets	(626,540)	(5,774)
Collections from sales of ownership interests in other companies	—,—	15,174
Other payments from investment activities	(350,362)	(574,700)

Net cash flows used in investment activities	(1,162,439)	(691,973)

Financing activities

Net collections / (payments) from:
– Unsubordinated corporate bonds	540,768	355,600
– Argentine Central Bank	41,482	33,463

Other	41,482	33,463
– Banks and international agencies	(156,592)	(300,568)
– Financing received from local financial institutions	101,583	99,312
Other payments from financing activities	(1.072,377)	(769,388)

Net cash flows used in financing activities	(545,136)	(581,581)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—,—

Net increase in cash and cash equivalents	4,555,170	2,430,180

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated – line by line – its financial statementes as of December 31, 2013 and 2012, as per the following detail:

•	As of December 31, 2013:

a)	With the financial statements of BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Sociedad de Bolsa S.A.), PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2013.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2013.

•	As of December 31, 2012:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, BBVA Francés Valores Sociedad de Bolsa S.A.), PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2012.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve month period ended on December 31, 2013 and 2012.

Interests in subsidiaries as of December 31, 2013 and 2012 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2013	12-31-2012	12-31-2013	12-31-2012	12-31-2013	12-31-2012

BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Soc. de Bolsa S.A.)	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities, stockholders’ equity and net income balances in accordance with the criteria defined in note 2 below, as of December 31, 2013 and 2012, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2013	12-31-2012	12-31-2013	12-31-2012	12-31-2013	12-31-2012	12-31-2013	12-31-2012

BBVA Francés Valores Soc. de Bolsa S.A. ( formerly, BBVA Francés Valores Soc. de Bolsa S.A.)	25,477	19,583	6,960	3,780	18,517	15,803	2,713	2,177

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	97,950	106,381	82,600	89,731	15,350	16,650	(1,300)	(3,640)

PSA Finance Argentina Cía Financiera S.A.	2,692,580	1,924,231	2,363,276	1,704,759	329,304	219,472	109,832	75,580

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	80,684	66,619	8,088	4,914	72,596	61,705	10,891	13,214

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the professional accounting standards in force in Argentina:

•	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 11,146 and 10,636 as of December 31, 2013 and 2012, respectively.

•	The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar

A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company furnished the Court with the briefs and depositions of its witnesses.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-2013	12-31-2012
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	7,078	7,677
BBVA Francés Valores S.A. (formerly, BBVA Francés Valores Soc. de Bolsa S.A.)	557	475
PSA Finance Argentina Cía Financiera S.A.	164,652	109,736
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	108	93

Total	172,395	117,981

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores S.A.(formerly, BBVA Francés Valores Sociedad de Bolsa S.A.) holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of December 31, 2013 and 2012. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-2013	12-31-2012	12-31-2011

a) Cash and due from banks	12,880,744	8,613,997	6,353,428

b) Goverment securities	115,876	102,453	85,342

c) Loans to financial sectors, call granted maturity date less than three months as from the end of each fiscal year	607,000	332,000	179,500

CASH AND CASH EQUIVALENTS	13,603,620	9,048,450	6,618,270

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each fiscal year.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	12-31-2013	12-31-2012

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Secured Bonds due in 2020	891,894	932,463
Federal Government Bonds in US dollars 7% 2017	708,180	—,—
Argentine Bond of Saving towards economic development	121,110	—,—
Secured Bonds due in 2018	89,114	151,422
Peso-denominated Discount governed by Argentine Law maturing in 2033	80,980	10,560
Par Securities denominated in US Dollars and governed by Argentine Law	42,300	—,—
Consolidation Bonds – sixth series	31,040	—,—
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	12,317	731,702
Other	5,496	5,932

Total	1,982,431	1,832,079

	12-31-2013	12-31-2012

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,273,092	2,201,676
BCRA Notes (NOBAC)	135,395	—,—

Total	1,408,487	2,201,676

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	64,525	55,329
FBA Acciones Globales Investment Fund	3,849	—,—
FBA Renta Pesos Investment Fund	—,—	4,583
HF Pesos Plus – Clase I Investment Fund	—,—	6,751
Other	675	1,452

Total	69,049	68,115

– Allowances	(196)	(188)

Total	3,459,935	4,101,846

b) OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS – Other receivables covered by debtor classification regulations

Fees receivable	177,286	122,346
Other	24,988	17,872

Total	202,274	140,218

c) INVESTMENTS IN OTHER COMPANIES – Other

In companies-supplementary activities	29,319	27,450
In other companies – unlisted	29,302	20,045

Total	58,621	47,495

	12-31-2013	12-31-2012

d) OTHER RECEIVABLES – Other

Prepayments	309,925	163,941
Guarantee deposits	309,390	290,105
Miscellaneous receivables	284,581	211,222
Tax prepayments	258,899	272,860
Loans to personnel	189,700	188,260
Other	6,909	8,612

Total	1,359,404	1,135,000

e) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	450	450

Total	450	450

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Accounts payable for consumption	1,193,215	757,046
Other withholdings and collections at source	457,246	418,198
Collections and other operations for the account of third parties	342,912	258,616
Money orders payable	327,967	197,243
Pending Banelco debit transactions	120,570	105,288
Fees collected in advance	105,860	47,683
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	46,882	46,520
Social security payment orders pending settlement	6,484	7,547
Loans received from Interamerican Development Bank (IDB)	3,229	8,204
Other	44,180	93,344

Total	2,648,545	1,939,689

g) OTHER LIABILITIES – Other

Accrued taxes	674,707	562,448
Miscellaneous payables	509,472	476,876
Accrued salaries and payroll taxes	398,013	304,845
Amounts collected in advance	169,278	73,173
Other	1,308	1,735

Total	1,752,778	1,419,077

h) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	337	337

Total	337	337

	12-31-2013	12-31-2012

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	121,633,179	41,951,890
Items in safekeeping	26,289,843	20,096,342
Checks not yet credited	3,347,400	2,756,890
Collections items	686,371	495,183
Checks drawn on the Bank pending clearing	602,976	515,628
Cash in custody on behalf of the BCRA	52,144	—,—
Other	772,895	111,934

Total	153,384,808	65,927,867

j) SERVICE CHARGE INCOME – Other

Commissions for hiring of insurances	344,919	250,370
Rental of safe-deposit boxes	110,927	95,095
Commissions for loans and guaranties	99,525	82,044
Commissions on debit and credit cards	42,413	21,381
Commissions for transportations of values	22,338	17,250
Commissions for escrow	19,764	10,348
Commissions for capital market transactions	12,224	7,622
Commissions for salary payment	9,444	9,475
Commissions for trust management	1,432	1,378
Other	62,841	53,040

Total	725,827	548,003

k) SERVICE CHARGE EXPENSE – Other

Turn-over tax	262,772	158,976
Insurance paid on lease transactions	59,405	35,614
Other	17,517	20,718

Total	339,694	215,308

l) OTHER INCOME – Other

Interest on loans to personnel	28,692	26,537
Income from the Credit Card Guarantee Fund	24,488	16,559
Related parties expenses recovery	10,036	17,451
Rent	1,409	1,432
Gain from the sale of premises and equipment and other assets	477	43,578
Deferred income tax (1)	—,—	147,300
Other	48,627	9,373

Total	113,729	262,230

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	12-31-2013	12-31-2012

m) OTHER EXPENSE – Other

Deferred income tax (2)	25,800	—,—
Donations	13,645	11,645
Insurance losses	9,015	6,237
Turn-over tax	8,429	6,396
Private health insurance for former employees	7,953	7,000
Other	23,771	26,616

Total	88,613	57,894

(1)	Offset with a charge for the same amount in “Loans recovered and reversals of allowances” account, under Other income item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012

COMMERCIAL PORTFOLIO

Normal performance	20,260,306	16,291,376

Preferred collaterals and counter guaranties “A”	779,621	493,035
Other collaterals and counter guaranties “B”	595,147	367,656
Without senior security or counter guaranties	18,885,538	15,430,685

With special follow-up	19,473	9,700

Under observation	15,428	9,700

Without senior security or counter guaranties	15,428	9,700
Negotiations for recovery or re-financing agreements underway	4,045	—,—

Preferred collaterals and counter guaranties “B”	786	—,—
Without senior security or counter guaranties	3,259	—,—

Non-performing	2,717	—,—

Without senior security or counter guaranties	2,717	—,—

With high risk of uncollectibility	27,632	13,814

Other collaterals and counter guaranties “B”	338	525
Without senior security or counter guaranties	27,294	13,289

Uncollectible	10,035	3,234

Without senior security or counter guaranties	10,035	3,234

Total	20,320,163	16,318,124

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish – See note 20 to the stand-alone Financial Statements)

– Stated in thousands of pesos –

	12-31-2013	12-31-2012

CONSUMER AND HOUSING PORTFOLIO

Normal performance	19,339,695	14,220,071

Preferred collaterals and counter guaranties “A”	20,369	17,663
Other collaterals and counter guaranties “B”	3,821,776	2,973,466
Without senior security or counter guaranties	15,497,550	11,228,942

Low risk	222,672	168,524

Preferred collaterals and counter guaranties “A”	—,—	273
Other collaterals and counter guaranties “B”	64,575	59,976
Without senior security or counter guaranties	158,097	108,275

Medium risk	140,262	97,866

Other collaterals and counter guaranties “B”	19,317	16,776
Without senior security or counter guaranties	120,945	81,090

High risk	82,219	63,049

Other collaterals and counter guaranties “B”	27,635	23,852
Without senior security or counter guaranties	54,584	39,197

Uncollectible	31,742	17,145

Other collaterals and counter guaranties “B”	21,254	8,877
Without senior security or counter guaranties	10,488	8,268

Uncollectible, classified as such under regulatory requirements	137	163

Other collaterals and counter guaranties “B”	37	50
Without senior security or counter guaranties	100	113

Total	19,816,727	14,566,818

General Total (1)	40,136,890	30,884,942

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE FISCAL YEAR

ENDED ON DECEMBER 31, 2013

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés is one of the most important banks in the Argentine financial system and it provides financial and non-financial services to the different market segments.

In the course of 2013, BBVA Francés continued to deploy its strategic plan undertaking actions that reinforce its relationship to customers through an offering of products and services designed to satisfy customer needs.

To do as much, BBVA Francés has a wide network of branches throughout the country that specializes in serving the Bank’s retail customers, small and medium enterprises, corporate and institutional clients. And to supplement its the distribution network, the Bank has 13 on-site banks, 2 points of sales, 655 ATMs and 728 Inquiry Display Terminal. As of December 31, 2103 this network served more than 1,900,000 retail customers, 18,700 companies and 824 large corporations.

In terms of activity, the Bank’s portfolio of loans to the private sector totaled 36,427,279 as of December 31, 2013, which points to an 28% growth rate in the last twelve months of the year and a 8.5% growth rate in the quarter.

The Bank’s positive performance builds on its retail business in tune with BBVA Francés’s objective of securing its positioning as a major player in retail banking.

Pledge loans continued to be on the rise and they were strengthened thanks to the broad offering of products that provide benefits at the associated car dealerships. This comes on top of the car loans offered through the financial companies structured with Renault and Peugeot.

During 2013, the deployment of the credit card strategy, consisting in offering the best deals to our customers through commercial alliances performed very well. There was a 32 basis points increase in consumption installments during the year. The Bank also succeeded in streamlining its promotional expenses which reflects the advantages gained from forging differentiated alliances with LAN, T4F and Popart which give customers a wide range of benefits in travelling, entertainment, etc.

The Bank also continued to stage its seasonal campaigns with discounts and benefits. The already traditional “discount days” continued at the Unicenter mall and at other shopping centers. The “Summer” campaign took place in the main Argentine coastline resorts and the “Winter” campaign was staged in the country’s leading sky resort: Cerro Catedral in San Carlos de Bariloche.

The Bank continued to sponsor Argentina’s most popular soccer clubs: Boca Juniors and River Plate accompanying its clients in one of Argentina’s biggest passions.

To focus on its premium segment, BBVA Francés launched its “Premium World” package that brings together special and differential benefits for this group of clients such as additional mileage in credit card consumption, differential check-in at airports, specialized account executives, to name but a few.

Thanks to all these actions, the Bank exhibited the following increases in its figures: 57.1% in credit cards, 40.3% in pledge loans and 25.7% in personal loans.

When it comes to its commercial portfolio, BBVA Francés continued to develop its different groups of customers. In order to build on its relationship to the firms in the Small and Medium Enterprises segment, the Bank continues to work on customer service improvement and on launching offerings that consist in credit lines and transactional banking to accompany SME growth.

The Bank’s commercial offerings grew significantly and there was an increase in the quantity of products addressed to pre-approved customers. Additionally, and in tune with the plan of reaching out to clients to be more aware of their needs for the Bank to cater to them, in November an event was held in Mendoza for local managers and more than 50 SME executives from different lines of business to exchange experiences in a laid-back setting.

Besides, Corporate Banking remained the market’s leader with an outstanding performance both in the credit extension business and in the transactional banking services business. Within this context, the Bank continued to grant credit and build on customer loyalty through a broad range of non-lending products to cater to customers’ needs.

During 2012 and 2013, the Communications “A” 5319, “A” 5380 and “A” 5449 of the Argentine Central Bank (B.C.R.A.) laid down that financial institutions must appropriate a percentage of their deposits to the financing of investment projects. BBVA Francés has successfully satisfied the all the tranches. Communication “A” 5516, handed down by the Argentine Central Bank in December 2013 extended the quota to 2014.

BBVA Francés maintains outstanding portfolio quality indicators in an environment that has already sent out signs of deterioration. The portfolio quality ratio (Non performing loans/Total loans) was 0.73%, with a coverage level (Total loan losses allowance/Non performing loans) that was 254.5% as of December 31, 2013.

As concerns exposure to the public sector, as of December 31, 2013, the portfolio of Government securities, net of repurchase agreements, totaled 1,977,328 and represented 3.4% of the Bank’s Total assets. Besides, the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 1,233,210 as of that date: since they are short-term, they are used in order to allocate liquidity. During the year there were signs of portfolio sales and Government securities depreciation, offsetted by the acquisition of other bonds, specially bonds denominated in foreign currency.

As regards total clients’ resources, they totaled 43,759,465, indicative of 28.1% growth in the last twelve months, a period in which term deposits grew by 41.5% whilst sight deposits grew by 17.5%. Whilst total deposits in the quarter grew by 10.6% with term deposits increasing by 11.4% and transactional balances grew by 9.1%.

Besides, in July, 2013, the Bank issued the Class 4 of Corporate Bonds (Obligaciones Negociables) covered by its current program (US$ 750,000 million) for a total of 250,000. Besides, in November 2013, Classes 6 and 7 were issued in the framework of the program totaling 121,357 and 250,000, respectively.

During the year, corporate bonds were also issued by PSA Finance Argentina Compañía Financiera S.A., and there were some that fell due as well. As of December 31, 2013 the principal balance (plus accrued interest) amounts to 597,435. The proceeds from all of the series were used to grant loans for the acquisition of cars.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of December 31, 2013, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 37.3% of the Bank’s deposits. Besides, the capital ratio was at 19.4% of risk-weighted assets. The Bank surpassed capital minimum requirements by 2,810,183.

As of December 31, 2013, BBVA Francés reached out a net result of 2,024,244.

As od December 31, 2013 the Financial income – net totaled 4,989,599, which points to 36.4% growth compared to the prior year. The reasons for such growth are to be found, above all, in the increase in intermediation with the private sector and the increase in prices and also in the major increase in the line Foreign exchange gains and other, which includes forward transactions in foreign currency. The same holds true for the last quarter, in which Financial income, net, stood at 20.8%.

Income from services – net totaled 2,498,521, which points to 35.3% compared to the amount of the prior year, mainly driven by credit card consumptions and increases in activities recorded in deposit accounts, as well as in the commissions provided by PSA Finance Argentina Cía. Financiera S.A. Whilst expenses from services reflect an increase in the fees paid associated to promotions with debit and credit cards. Compared to the previous quarter, there were no significant variations.

Administrative expenses, again, recorded a balance of 3,900,469 at the end of December 2013, growing by 27.4% compared to the prior year. The increase in personnel expenses is due mainly to the salary raises agreed with the working union as well as with an increase in payroll, whilst overhead expenses reflect the impact of the increase in the level of activity and the adjustment in general prices.

It is important to highlight that BBVA Francés maintains its objective consisting in reinforcing its expense containment policy.

Outlook

BBVA Francés will continue to strengthen its customer-centric management model strengthening on its relationship to customers and getting even closer to those who are still not customers.

BBVA Francés has designed a strategic plan geared towards becoming Argentina’s first digital bank and the clients’ favorite bank. The plan revolves around the following axes:

•	Segmented and specialized customer service to obtain in-depth knowledge of clients and their needs.

•	Distribution network expansion:

•	raising the number of branches through new models tailored to the market’s needs;

•	enhancing and upgrading the Bank’s ATMs and;

•	developing and encouraging the use of digital channels which will play a major role in banking in the years to come.

•	Continuation of the transformation plan, streamlining processes and rendering them safer and more reliable through digitalization and automation.

When it comes to products, Payroll Direct Deposits will be one of the business drivers. In this respect, the Entity will continue to put together an offering tailored to the needs of each type of customer – both SMEs and Corporate – in order to make it easier for employers to choose BBVA Francés as the supplier of a service that plays a pivotal role for both the employer and the employees.

The Bank will also continue with its endeavors to capture productive segments in the SMEs arena as these firms exhibit major growth potential. Plus, the offerings tailored to SMEs needs have been very well received.

Finally, with BBVA Francés being highly appreciative of the well-being of its employees and of a good workplace climate and aware that employees are the key to better service, in the year 2014 the Bank will continue to work on matters of culture and quality.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2013	12-31-2012	12-31-2011	12-31-2010	12-31-2009

Total Assets	58,523,624	44,784,579	39,005,645	32,580,246	26,391,593

Total Liabilities	51,195,049	39,534,662	35,055,279	28,654,139	23,251,939

Minority Interest in subsidiaries	172,395	117,981	82,109	179,192	213,182

Stockholders’ Equity	7,156,180	5,131,936	3,868,257	3,746,915	2,926,472

Total Liabilities + Minority Interest + Stockholders’ Equity	58,523,624	44,784,579	39,005,645	32,580,246	26,391,593

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2013	12-31-2012	12-31-2011	12-31-2010	12-31-2009

Financial income	4,989,599	3,657,050	2,469,282	3,024,848	2,546,244

Allowances for loan losses	(453,264)	(256,259)	(132,663)	(179,353)	(245,966)

Income from services	2,498,521	1,846,467	1,437,954	1,078,470	923,314

Administrative expenses	(3,900,469)	(3,061,708)	(2,343,200)	(2,019,378)	(1,633,899)

Net gain from financial transactions	3,134,387	2,185,550	1,431,373	1,904,587	1,589,693

Miscellaneous income and expenses – net	65,731	(21,000)	135,024	(359,411)	(484,763)

Results of minority interest in subsidiaries	(54,414)	(36,195)	(8,462)	(31,156)	(14,890)

Income tax	(1,121,460)	(864,676)	(552,358)	(315,841)	(371,578)

Net income for the fiscal year	2,024,244	1,263,679	1,005,577	1,198,179	718,462

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2013	12-31-2012	12-31-2011	12-31-2010	12-31-2009

Net cash flow provided by operating activities	6,262,691	3,703,734	4,215,888	780,325	1,536,540

Net cash flow used in investment activities	(1,162,439)	(691,973)	(405,170)	(272,594)	(332,167)

Net cash flow used in financing activities	(545,136)	(581,581)	(3,444,234)	(74,048)	(47,663)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—,—	2	13	29

Total cash provided during the fiscal year	4,555,170	2,430,180	366,486	433,696	1,156,739

STATISTICAL DETAILS COMPARED TO PRIOR FISCAL YEARS

	12-31-2013/12	12-31-2012/11	12-31-2011/10	12-31-2010/09	12-31-2009/08

Total Loans	28.17%	24.43%	35.36%	41.41%	(4.84%)

Total Deposits	28.08%	17.14%	29.85%	22.51%	7.35%

Net Income	60.19%	25.67%	(16.07%)	66.77%	123.46%

Stockholders’ Equity	39.44%	32.67%	3.24%	28.04%	40.97%

RATIOS COMPARED TO PRIOR FISCAL YEARS

	12-31-2013	12-31-2012	12-31-2011	12-31-2010	12-31-2009

Solvency (1)	13.93%	12.94%	11.01%	13.00%	12.47%

Liquidity (2)	37.34%	37.22%	40.86%	58.71%	68.01%

Tied-up capital (3)	2.54%	1.72%	1.77%	1.90%	2.17%

Indebtedness (4)	7.18	7.73	9.08	7.70	8.02

Profitability (5)	32.95%	28.08%	26.41%	35.91%	28.72%

(1)	Total Shareholders’ equity/Liabilities (including minority interests)
(2)	Sum of Cash and cash equivalents and Government and Private securities/Deposits
(3)	Sum of Property, plant and equipment, miscellaneous assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests)/Shareholders’ equity
(5)	Net income/Average Total shareholders’ equity

PROPOSED DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

– Stated in thousands of pesos –

UNAPPROPIATED EARNINGS	2,024,244

To the Legal reserve (20% over 2,024,244)	(404,849)

SUBTOTAL 1	1,619,395

Adjustments (paragraph 2.1 as per the “Earnings distribution” provisions’ unified text )	(718)

SUBTOTAL 2	1,618,677

BALANCE AVAILABLE FOR DISTRIBUTION	28,870

To voluntary reserve (1)

– Voluntary reserve for future distributions of income	1,590,595

To cash dividends (1)	28,800

(1)	Dividend distribution is subject to approval by the Bank’s Ordinary and Extraordinary Shareholders’ Meeting. Prior to that, the Argentine Central Bank has to hand down its approval first (Note 14 to the stand-alone financial statements). This proposed distribution of earnings may undergo changes as a result of these authorizations.

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to audit

We have audited:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of December 31, 2013 and the related statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 20 (notes 2 and 4 present a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2013 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 7 (note 2 describe a summary of significant accounting policies) and the supplemental Exhibit 1.

The financial statements and certain related supplemental information detailed in paragraphs a) and b) above, are presented for comparative purposes with the financial statements (both stand-alone and the consolidated financial statements) and supplemental information for the year ended December 31, 2012.

The Bank is responsible for the preparation and fair presentation of the financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or omissions or to irregularities. Our responsibility is to express an opinion on such financial statements, based on our audit performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our work

We conducted our audit in accordance with standards set forth by Technical Pronouncement N° 7 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor´s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Opinion

In our opinion, the stand-alone ant the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA Banco Francés S.A. as of December 31, 2013, and the results of its operations, changes in its stockholders’ equity and its flows of cash and cash equivalents for the fiscal year then ended, in accordance with the accounting standards established by B.C.R.A. and, except for the effects of the matter indicated in caption 3, in conformity with the Argentine professional accounting standards.

Our Independent Auditors’ Report on the stand-alone and the consolidated financial statements for the fiscal year ended December 31, 2012, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 7, 2013 and was qualified due to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 20 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 19, 2014.

ROXANA M. FIASCHE Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: February 27, 2014	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer